                            May 17, 2007

Mr. William Thompson
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:
FirstEnergy Corp., File No. 333-21011
Ohio Edison Company, File No. 1-2578
The Cleveland Electric Illuminating Company, File No. 1-2323
The Toledo Edison Company, File No. 1-3583
Metropolitan Edison Company, File No. 1-446
Form 10-K for Fiscal Year Ended December 31, 2006
Filed February 28, 2007

Dear Mr. Thompson:

This letter is in response to your correspondence dated May 3, 2007 regarding your review of the filings by FirstEnergy Corp. and its subsidiaries, Ohio Edison Company, The Cleveland Electric Illuminating Company, The Toledo Edison Company and Metropolitan Edison Company, on Form 10-K for the fiscal year ended December 31, 2006. Your comments are indicated below in italics, followed by our responses.

Form 10-K for Fiscal Year Ended December 31, 2006

Exhibit 13. FirstEnergy 2006 Annual Report to Stockholders

1.
To the extent applicable, please address the comments below on the consolidated financial statements and related disclosures of the parent in the consolidated financial statements and related disclosures of registrant subsidiaries included in the filing.

Response: We respectfully submit these responses for FirstEnergy Corp. and its subsidiaries. To the extent revised disclosure is deemed required in future filings that is also applicable to a registered subsidiary of FirstEnergy, we will also reflect the revised disclosure in future subsidiary-level financial statements, unless otherwise noted.

Consolidated Statements of Cash Flows, page 58

2.
It appears that purchases and sales of debt and equity securities are netted in the line item ”cash investments and restricted funds” in cash flows from investing activities based on the disclosure in Note 5 on page 75. If so, with reference to paragraphs 11-13 of SFAS 95, please explain to us your basis for netting these items.

Response: The line item "cash investments and restricted funds" in the cash flows from investing activities section of the Consolidated Statements of Cash Flows does not include purchases and sales of debt and equity securities presented on a net basis. The line item primarily consists of three activities: (i) cash provided from the return on our investments in secured lease obligation bonds for each of the years 2004, 2005 and 2006; (ii) cash used for an escrow fund investment and a mortgage indenture deposit (“restricted funds”) in 2005; and (iii) cash provided from the liquidation of the “restricted funds” in 2006. A discussion of our investments in secured lease obligation bonds is provided in Notes 6 and 7 to the consolidated financial statements.

3.	Please explain to us why the proceeds from the sale of nuclear decommissioning trust funds differ from the amounts disclosed in the table on page 76.

Response: In response to interpretive guidance given by the SEC to other utilities, FirstEnergy began reporting the gross investment activity within the nuclear decommissioning trust funds in its Statement of Cash Flows in the first quarter of 2006. In prior years, we reported the activity on a net basis. In order to present the comparable gross investment activity in the Statements of Cash Flows for the prior years, FirstEnergy requested supplemental reports from the Trustee, since the 2005 and 2004 certified trust statements did not provide the detail cash transactions on a gross basis.

In 2005, proceeds from sales disclosed in Note 5 to the consolidated financial statements of $1,419 million were understated by $76 million due to the inadvertent omission of sales of an overnight cash investment fund from the proceeds included in the certified trust statements. The Statement of Cash Flows properly reflected the activity of this overnight investment fund. The proceeds from the sale of nuclear decommissioning trust funds, as well as the investments in nuclear decommissioning trust funds included in the Statement of Cash Flows for the year ended December 31, 2005 were both overstated by $220 million. Upon further review of the supporting documentation, it was subsequently determined that there were inconsistencies in the reports submitted to FirstEnergy by its Trustee. FirstEnergy used information from the certified trust statements for the disclosure of proceeds from sales in Note 5. However, because the certified trust statements did not provide sufficient information to calculate the gross proceeds and investment activities for the Statement of Cash Flows, FirstEnergy subsequently sought and obtained supplemental reports from the Trustee that provided the details of all of the cash transactions on a gross basis. We did not detect, however, the inconsistencies in the reports submitted by the Trustee.

In 2004, the proceeds from sales of $1,234 million disclosed in Note 5 were correct. However, the proceeds from the sale of nuclear decommissioning trust funds, as well as the investment in nuclear decommissioning trust funds included in the Statement of Cash Flows were both understated by $103 million. Similar to 2005, there were inconsistencies in the certified trust statements and the supplemental reports obtained from the Trustee. This understatement primarily related to a transaction where all of the securities within one manager account of the nuclear decommissioning trust were sold and repurchased by another manager account. In the Statement of Cash Flows, the proceeds of this sale were included as a transfer (based on the description provided in the detail trust report) rather than as a gross sale and immediate repurchase of an investment. As a result, the proceeds from the sale of decommissioning trust funds and the investment in nuclear decommissioning trust funds included in the Statement of Cash Flows were each understated by $201 million. This understatement was partially offset by a combination of other transactions that were not reported consistently between the supplemental reports and the certified trust statements obtained from the Trustee that contributed to the net $103 million understatement.

Beginning in 2006, FirstEnergy was able to obtain the information required to calculate the gross sales and investments for the Statement of Cash Flow directly from the certified trust statements. As a result, FirstEnergy did not need to request supplemental reports from the Trustee. The $2 million difference in 2006 between the proceeds from the sale of nuclear decommissioning trust funds disclosed in the Statement of Cash Flows and the proceeds from sales disclosed in Note 5 was due to pending trades of $2 million, which was included in Note 5(C) Nuclear Decommissioning Trust Fund Investments.

The following summarizes the differences in 2005 and 2004 as noted above.

	2005	2004
	(In millions)
Cash Flows from Investing Activities:
Proceeds from NDT fund sales-as reported	$1,715	$1,131
Proceeds from NDT fund sales-revised	1,495	1,234
Difference	220	(103)

Investments in NDT funds-as reported	(1,816)	(1,232)
Investments in NDT funds-revised	(1,596)	(1,335)
Difference	(220)	103

Impact on net cash used for investing activities	$-	$-

As summarized in the table above, the differences identified in the proceeds from nuclear decommissioning trust fund sales and the investments in nuclear decommissioning trust funds are offset, resulting in no change to net cash used for investing activities.

In preparing this response, we reviewed the materiality of the required adjustments under SAB 99 and SAB 108 with our Audit Committee. Considering that the adjustments would not impact the Consolidated Statements of Income or the Consolidated Balance Sheets, nor would they change net cash used for investing activities on the Consolidated Statements of Cash Flows, and based on the qualitative considerations outlined in SAB 99, the Audit Committee concluded that the adjustments are immaterial and should not require amending the Consolidated Statements of Cash Flows for the years ended December 31, 2004 and 2005 for FirstEnergy or its subsidiaries. The Committee also concluded that the $76 million understatement of the 2005 proceeds from sales disclosed in Note 5 should not require amending the consolidated notes to the financial statements as the activity was properly included in the Consolidated Statement of Cash Flows.

FirstEnergy and its subsidiaries will report the revised proceeds from sales and investments in nuclear decommissioning trust funds applicable to 2005 and 2004 in future filings.

Note 2. Summary of Significant Accounting Policies, page 59
(A) Accounting for the Effects of Regulation, page 59
Regulatory Assets, page 60

4.
With respect to those regulatory assets not earning a return, please disclose the remaining recovery period. Refer to paragraph 20 of SFAS 71. Additionally, please note that we believe the best practices approach regarding regulatory assets is to affirmatively indicate whether a particular regulatory asset is earning a rate of return and the anticipated recovery period.

Response: In future filings, FirstEnergy will disclose the anticipated recovery period of regulatory assets not earning a current return as required by paragraph 20 of SFAS 71. FirstEnergy also agrees to identify in future filings those regulatory assets that earn a return. The recovery periods for regulatory assets not earning a return expire as follows: JCP&L’s reliability costs - 2008; JCP&L’s deferred outage costs - 2009; JCP&L’s post-employment benefit costs - 2012; and Penelec’s NUG stranded costs - 2020.

(F) Property, Plant and Equipment, page 62

5.	Please separately disclose the balances for unregulated versus regulated in service property, plant and equipment and accumulated provision for depreciation.

Response: FirstEnergy's property, plant and equipment balances as of December 31, 2006 were as follows:

	Unregulated	Regulated
	(In millions)
In Service	$9,114	$14,991
Accumulated Depreciation	(4,019)	(6,036)
Net Plant In Service	$5,095	$8,955

We respectfully submit that any additional disclosure along these lines on a consolidated basis is not warranted because FirstEnergy's regulated subsidiaries are subject to regulation by four different state jurisdictions plus, in varying degrees, the FERC. Since approaches to rate setting vary among these jurisdictions, we believe that considering the separate property, plant and equipment balances included on the balance sheets of the individual utility registrants is the appropriate level of disclosure.

(H) Asset Impairments, page 63

6.
You disclose on page 12 of the Met-Ed Annual Report that you recognized a goodwill impairment charge of $355 million in the fourth quarter of 2006. Yet, it does not appear that this impairment charge is reflected in your consolidated results. Please advise. In doing so, please explain to us how you apply the relevant provisions of SFAS 131 in determining your reporting units. Please also tell us how you identify and assign goodwill to reporting units for the purpose of testing goodwill for impairment. Please refer to paragraphs 30-35 of SFAS 142.

Response: Your observation is correct - Met-Ed’s goodwill impairment charge was not applicable to FirstEnergy’s consolidated results. In accordance with the requirements of SFAS 131, FirstEnergy has two operating segments that have goodwill: Regulated Services and Power Supply Management Services. These operating segments represent our reporting segments. FirstEnergy uses the criteria in SFAS 142 to determine our reporting units for purposes of evaluating goodwill. The first step in performing an analysis of potential goodwill impairment under SFAS 142 is to determine at what level the test should be performed. Such tests are performed for each “reporting unit” as defined under SFAS 142. A reporting unit is either at the operating segment level, as defined by SFAS 131, or one step below. A reporting unit may be a component of an operating segment if the following conditions exist:

1.
 It is a "business" as defined by Emerging Issues Task Force (EITF) Issue No. 98-3, “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business.” A business is a “self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors.”

a.	A business consists of:
-	Inputs
-	Processes applied to those inputs
-	Outputs used to generate revenues

b.
For a transferred set of activities and assets to be a business it must contain all the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor.

2.	It has discrete financial information.
3.	Segment management regularly reviews the operating results of that component.

As prescribed in SFAS 142, components of an operating segment should be reviewed for possible aggregation prior to performing an analysis of goodwill. The criteria for aggregation are the same as provided in paragraph 17 of SFAS 131. If two or more operating segments have similar economic characteristics and are similar in the following respects, they should be aggregated:

1.	The nature of the products and services
2.	The nature of the production process
3.	The type or class of customer for their products and services
4.	The methods used to distribute their products and their services

EITF Topic D-101 provides additional guidance for determining whether operating segments have similar economic characteristics, identifying the following factors to be considered:

•	The manner in which an entity operates its business and the nature of those operations
•	Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert
•	The extent to which the component businesses share assets and other resources
•	Whether the components support and benefit from common research and development projects

FirstEnergy’s Regulated Services operating segment consists of the following companies:

1.	Ohio Edison Company (OE)
2.	The Cleveland Electric Illuminating Company (CEI)
3.	The Toledo Edison Company (TE)
4.	Pennsylvania Power Company (Penn)
5.	Jersey Central Power and Light Company (JCP&L)
6.	Metropolitan Edison Company (Met-Ed)
7.	Pennsylvania Electric Company (Penelec)
8.	American Transmission Systems, Inc. (ATSI)

Each of the above entities (except for Penn and ATSI) is an individual SEC reporting registrant having just one business segment and therefore constituting the reporting unit for this purpose in their respective SEC filings.

FirstEnergy’s Regulated Services segment represents an aggregation of components of an operating segment that have similar economic characteristics consistent with the attributes cited in EITF Topic D-101 and meet the aggregation criteria prescribed in paragraph 17 of SFAS 131. The following factors demonstrate that the entities within the Regulated Services segment share similar economic characteristics:

•	The Regulated Services segment consists of companies that have the same nature of operations - - regulated electric utilities that provide transmission and distribution services.
•	The companies within the Regulated Services segment share centralized planning, engineering and customer support services.
•
The goodwill resulting from the mergers and acquisitions of the companies included in the Regulated Services segment resulted from the value ascribed to the acquired utilities’ distribution customers and resulting synergies in serving those customers. Accordingly, all of the goodwill was assigned to the Regulated Services reporting unit and pushed down to each acquired utility registrant’s financial statements.

Other similarities supporting the aggregation of Regulated Services include:

1.	The nature of the products and services - Each of the reporting units transport electricity over power lines.
2.	The nature of the production process - In each case “production” constitutes the operation of, and maintenance activities on, power lines and substations for transporting electricity.
3.	The type or class of customer for their products and services - Customers are either end-users (residential/commercial/industrial) or those distributing energy directly to end-users.
4.
The methods used to distribute their products and their services - Kilowatt-hour deliveries are regulated and there is no retail sales force.  Products are distributed via existing power lines in franchiseareas and competition is limited.

The reporting entities included in the Regulated Services segment clearly have similar economic characteristics and meet the above aggregation criteria, supporting aggregation for goodwill testing purposes.

On the other hand, FirstEnergy’s Power Supply Management Services segment does not meet the criteria to be aggregated with Regulated Services. Power Supply Management Services sells electric generation service through retail and wholesale arrangements, including wholesale kilowatt-hour sales to meet provider of last resort requirements of FirstEnergy’s Ohio and Pennsylvania regulated companies’ retail customers and competitive retail sales to customers primarily in Ohio, Pennsylvania, Maryland and Michigan. This business segment owns and operates FirstEnergy’s generating facilities and purchases electricity from the wholesale market when needed to meet sales demand.

As disclosed in the annual reports of FirstEnergy, Met-Ed and Penelec, the annual review of goodwill was completed in the third quarter of 2006, with no impairment indicated at either the FirstEnergy consolidated level or at the individual registrant level. FirstEnergy performed another review of goodwill for its Regulated Services reporting unit in the fourth quarter of 2006 due to events related to the rate transition plan proceedings in Pennsylvania described in the annual reports for FirstEnergy, Met-Ed and Penelec. FirstEnergy’s step one analysis indicated a potential impairment for Met-Ed. No impairments were indicated for Penelec or for the aggregated Regulated Services reporting unit. In FirstEnergy’s most recent impairment evaluation, the fair value of its Regulated Services reporting unit exceeded its carrying value by $2.4 billion. Because there was no impairment for the Regulated Services reporting unit, there was no impairment charge included in FirstEnergy’s consolidated results. Since step one indicated a potential impairment for Met-Ed, FirstEnergy performed a step two analysis for Met-Ed, which resulted in a final impairment amount of $355 million. Accordingly, while Met-Ed recorded a goodwill impairment charge of $355 million in the fourth quarter of 2006, FirstEnergy’s goodwill was not impaired for the aggregated Regulated Services segment.

Note 10 Regulatory Matters, page 80
(E) FERC Matters, page 86

7.
We have noted that several other utilities in your jurisdiction have recorded reserves related to potential SECA refunds. Please tell us whether you recorded a similar reserve and why or why not. If so, explain to us how you arrived at the amount. Refer to paragraph 11.a of SFAS 71 and paragraph 8 of SFAS 5.

Response: FirstEnergy's ATSI subsidiary (not an SEC reporting registrant) has reserved $8.4 million as a potential SECA refund. None of FirstEnergy's other SEC registrants subject to the FERC's jurisdiction have recorded reserves for potential customer refunds since those registrants could benefit if FERC ordered a change regarding the SECA charge. ATSI recognized the reserve in 2005 when it determined that the potential for FERC ordering a change to the revenue distribution methodology used by Midwest Independent Transmission System Operator, Inc. and PJM Interconnection L.L.C. to allocate SECA and "existing transaction" revenues became probable under the standard established in SFAS 5, "Accounting for Contingencies." The reserve was based on ATSI's share of the approximate revenue per month subject to reallocation during the established transition period.

Exhibit 13.1 Ohio Edison Company 2006 Annual Report to Stockholders
Consolidated Statements of Common Stockholder’s Equity, page 25

8.	Please explain to us why the income tax benefit allocated to the net liability for unfunded retirement benefits due to the implementation of SFAS 158 significantly exceeds the net liability.

Response: The income tax benefit of $22 million allocated to the net liability for unfunded retirement benefits exceeds the net liability of $9 million due to several factors. The incremental impact of adopting SFAS 158 for the OPEB plan reduced the retirement benefits liability by $131 million and increased Accumulated Other Comprehensive Income (AOCI) by $93 million, net of $38 million of deferred tax assets. That effective tax rate of 29% is lower than the statutory rate due to the exclusion of the tax-free Medicare subsidy from the gross benefit to AOCI. The incremental impact of adopting SFAS 158 for the qualified pension plan was an increase to the pension liability of $162 million, a net decrease to AOCI of $102 million, and a deferred tax liability of $60 million (37% effective tax rate). The following table summarizes the combined net benefit (reduction) to AOCI and illustrates the resulting combined 71% effective tax rate.

	Gross benefit (reduction) to AOCI	Tax impact	Net benefit (reduction) to AOCI	Effective tax rate
		(In millions)

Qualified Pension Plan	$(162)	$60	$(102)	37%
OPEB Plan	131	(38)	93	29%
Total	$(31)	$22	$(9)	71%

FirstEnergy Corp. hereby acknowledges that:

•	FirstEnergy is responsible for the adequacy and accuracy of the disclosures relating to its annual report on Form 10-K for the year ended December 31, 2006;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	FirstEnergy may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

I would be happy to discuss these responses with you in more detail. Please feel free to call me (330-384-5296) or Jeffrey R. Kalata, Assistant Controller (330-374-6580) with any further questions you may have. I appreciate your assistance in ensuring our compliance with the Commission’s disclosure requirements.

Sincerely,

Harvey L. Wagner
Vice President, Controller and Chief Accounting Officer

HLW:dlc

Attachment

cc:	Sarah Goldberg Staff Accountant Securities and Exchange Commission

Anthony J. Alexander Richard H. Marsh Leila L. Vespoli